Sub-Item 77O Rule 10f-3 Transaction
THE DREYFUS/LAUREL FUNDS TRUST - Dreyfus Premier Managed Income Fund

On August 8, 2007, Dreyfus Premier Managed Income Fund, a series of The Dreyfus/Laurel Funds Trust, (the "Fund"), purchased $205,000 of a corporate bond issued by Merrill Lynch & Co. (6.05%, 8/15/2012, CUSIP No.: 59018YJ36) (the "Bonds") at a purchase price of $99.86 per unit. The Bonds were purchased from an underwriting syndicate of which The Bank of New York/Capital Markets, Inc. ("BNY Capital Markets"), an affiliate of the Fund, was a member. BNY Capital Markets received no benefit in connection with the transaction. The following is a list of the syndicate's primary members:

Merrill Lynch

Accompanying this statement are materials presented to the Board of Trustees of the Fund, which ratified the purchase as in compliance with the Fund’s Rules 10f-3 Procedures, at the Fund’s Board meeting held on October 25, 2007.